SECURITIES AND EXCHANGE COMMISSION


                              Washington, DC 20549

                  Under the Securities and Exchange Act of 1934
                                  Schedule 13G
                                (Amendment No. 2)

                               GOLD STANDARD, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities )

                                    380724104
                                 (CUSIP NUMBER)





1)         Name of Reporting Person:     CNA Financial Corporation

           SS or IRS Identification      36-6169860
           Nos. of Above Persons:

2)         Check the Appropriate Box     (a)       (b) X
           If A Member of Group
           (See Instructions)

3)         SEC Use Only

4)         Citizenship or Place of Organization      Delaware

           Number of          (5)  Sole Voting Power          0
           Shares
           Beneficially Owned (6)  Shared Voting Power        82,813*
           by Each Reporting
           Person With:       (7)  Sole Dispositive Power     0

                              (8)  Shared Dispositive Power:  82,813*

9)         Aggregate Amount Beneficially
           Owned by Each Reporting Person                     82,813*

10)        Check if the Aggregate Amount in Row (9)
           Excludes Certain Shares (See Instructions)

11)        Percent of Class
           Represented By Amount in Row 9                     1.8%

12)        Type of Reporting
           Person (See Instructions)                          HC

* Under Illinois Law, assets owned by Continental Casualty Company an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with the parent holding is made solely as a consequence of SEC interpretations regarding control of the subsidiary. CNA Financial Corporation and Loews Corporation specifically disclaim benefical ownership of the securities identified herein.





1)         Name of Reporting Person:     Loews Corporation

           SS or IRS Identification      13-2646102
           Nos. of Above Persons:

2)         Check the Appropriate Box     (a)       (b) X
           If A Member of Group
           (See Instructions)

3)         SEC Use Only

4)         Citizenship or Place of Organization      Delaware

           Number of          (5)  Sole Voting Power          0
           Shares
           Beneficially Owned (6)  Shared Voting Power        82,813*
           by Each Reporting
           Person With:       (7)  Sole Dispositive Power     0

                              (8)  Shared Dispositive Power:  82,813*

9)         Aggregate Amount Beneficially
           Owned by Each Reporting Person                     82,813*

10)        Check if the Aggregate Amount in Row (9)
           Excludes Certain Shares (See Instructions)

11)        Percent of Class
           Represented By Amount in Row 9                     1.8%

12)        Type of Reporting
           Person (See Instructions)                          HC

* Under Illinois Law, assets owned by Continental Casualty Company an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with the parent holding is made solely as a consequence of SEC interpretations regarding control of the subsidiary. CNA Financial Corporation and Loews Corporation specifically disclaim benefical ownership of the securities identified herein.





1)         Name of Reporting Person:     Continental Casualty Company

           SS or IRS Identification      36-2114545
           Nos. of Above Persons:

2)         Check the Appropriate Box     (a)       (b) X
           If A Member of Group
           (See Instructions)

3)         SEC Use Only

4)         Citizenship or Place of Organization      Delaware

           Number of          (5)  Sole Voting Power         0
           Shares
           Beneficially Owned (6)  Shared Voting Power       82,813*
           by Each Reporting
           Person With:       (7)  Sole Dispositive Power    0

                              (8)  Shared Dispositive Power: 82,813*

9)         Aggregate Amount Beneficially
           Owned by Each Reporting Person                    82,813*

10)        Check if the Aggregate Amount in Row (9)
           Excludes Certain Shares (See Instructions)

11)        Percent of Class
           Represented By Amount in Row 9                    1.8%

12)        Type of Reporting
           Person (See Instructions)                         HC

* Under Illinois Law, assets owned by Continental Casualty Company an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with the parent holding is made solely as a consequence of SEC interpretations regarding control of the subsidiary. CNA Financial Corporation and Loews Corporation specifically disclaim benefical ownership of the securities identified herein.





Item 1(a)  Name of Issuer.   Gold Standard, Inc

Item 1(b)  Address of Issuer's Principal Executive Offices

                      GOLD STANDARD, INC.
                      712 Kearns Building
                      Salt Lake City, Utah 84101

Item 2(a)  Name of Persons Filing.  CNA Financial Corporation
                                    Loews Corporation
                                    Continental Casualty Company

Item 2(b)  Address of Principal Business Office:

           Continental Casualty Company - CNA Plaza, Chicago, Illinois 60685 CNA Financial Corporation - CNA Plaza, Chicago, Illinois 60685 Loews Corporation - 667 Madison Avenue, New York, New York 10021-8087


Item 2(c)  Citizenship:  Continental Casualty Company - State of Illinois
                         CNA Financial Corporation - State of Delaware Loews Corporation - State of Delaware


Item 2(d)  Title of Class of Securities.  Common Stock

Item 2(e)  CUSIP Number.  380724104

Item 3 The persons filing this statement pursuant to Rule 13-1(b) or 13d-2 are each:

           (g) Parent Holding Company (HC) (Relevant subsidiary is Continental Casualty Company, an Illinois domiciled insurance company.)

Item 4.    Ownership                        CNA                     Continental
                                            Financial               Casualty
                                            Corp.      Loews Corp.  Company

(a)        Amount Beneficially Owned:       82,813*    82,813*      82,813*

(b)        Percent of Class                 1.8%       1.8%         1.8%

(c)        Number of shares as
           to which such person has

           (i)  sole power to vote or
                to direct the vote          0          0            0

          (ii)  shared power to vote
                or to direct vote           82,813*    82,813*      82,813*

         (iii)  sole power to
                dispose or to direct
                disposition of              0             0               0

          (iv)  shared power to
                dispose or to direct
                disposition                 82,813*    82,813*      82,813*

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Inapplicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the Parent Holding Company.

           Continental Casualty Company, an Illinois insurance company (IC). See Exhibit 1.

Item 8.    Identification and Classification of Members of the Group.

           Inapplicable.

Item 9.    Notice of Dissolution of the Group.

           Inapplicable.

* Under Illinois Law, assets owned by Continental Casualty Company an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with the parent holding is made solely as a consequence of SEC interpretations regarding control of the subsidiary.






Item 10.   Certification of CNA Financial Corporation.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2000
             Date

/s/ Jonathan D. Kantor
             Signature

Jonathan D. Kantor
Senior Vice President, General Counsel and Secretary

Item 10.   Certification of Loews Corporation.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2000
             Date


/s/     Barry Hirsch
             Signature

Barry Hirsch
Senior Vice President, Secretary and General Counsel



Item 10.   Certification of Continental Casualty Company.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2000
             Date

/s/ Jonathan D. Kantor
             Signature

Jonathan D. Kantor
Senior Vice President, General Counsel and Secretary





                                    Exhibit 1

Loews Corporation holds in excess of 86% of the equity of CNA Financial Corporation.

CNA Financial Corporation owns 100% of the relevant subsidiary, Continental Casualty Company, an Illinois domiciled insurance company (IC). Continental Casualty Company is the direct owner of the position being reported.


                                    Exhibit 2

Each of the undersigned hereby agrees that the Schedule 13G filed herewith is filed jointly, pursuant to Rule 13d-l(f) of the Securities and Exchange Act of 1934, as amended, on behalf of each of the undersigned.


CONTINENTAL CASUALTY COMPANY

/s/ Jonathan D. Kantor
             Signature

Jonathan D. Kantor
Senior Vice President, General Counsel and Secretary


CNA FINANCIAL CORPORATION


/s/ Jonathan D. Kantor
             Signature

Jonathan D. Kantor
Senior Vice President, General Counsel and Secretary


LOEWS CORPORATION

/s/ Barry Hirsch
            Signature

Barry Hirsch
Senior Vice President, Secretary and General Counsel